NR12-07	March 6, 2012

Cardero Withdraws From Trefi Deposit Purchase LOI.

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) announces that it has withdrawn from the non-binding letter of intent (“LOI”) with Anglo Pacific Group PLC (“Anglo Pacific”) to acquire the Trefi Coal Property as previously announced on November 17, 2011 (News Release NR11-18).

The LOI, executed on November 15, 2011, related to Cardero’s proposed acquisition of the Trefi metallurgical coal project, located in northeast British Columbia.

Following a period of due diligence, the Company has determined that the contemplated Trefi investment does not fit with its current northeast coalfield strategy.

Under the terms of the LOI, Cardero will pay Anglo Pacific a break fee of $75,000 plus certain ancillary expenses incurred by Anglo Pacific in connection with the LOI.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499